                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 F O R M 11 - K

[ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended......................................................

                                       OR

[X]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                        ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from OCTOBER 1, 1995 to DECEMBER 31, 1995


            Commission file number......0-14824...... [Plexus Corp.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   PLEXUS CORP.  EMPLOYEE STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                            NEENAH, WISCONSIN 54956

                    [COOPERS & LYBRAND L.L.P. LETTERHEAD]



                    PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

                    REPORT ON AUDIT OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
               FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 1995
                     AND THE YEAR ENDED SEPTEMBER 30, 1995

                                    CONTENTS


                                                                                                    Pages
                                                                                                    -----
Report of Independent Accountants                                                                     2

Financial Statements:

   Statements of Net Assets Available for Plan Benefits as of
   December 31, 1995 and September 30, 1995                                                           3

   Statements of Changes in Net Assets Available for Plan Benefits
   for the three-month period ended December 31, 1995 and the
   year ended September 30, 1995                                                                      4

   Notes to Financial Statements                                                                    5-10

Supplemental Schedules:

   Form 5500, Item 27(a) - Schedule of Assets Held for Investment
   Purposes, December 31, 1995                                                                        11

   Form 5500, Item 27(d) - Schedule of Reportable Transactions for
   the three-month period ended December 31, 1995                                                     12

                    [COOPERS & LYBRAND L.L.P. LETTERHEAD]




REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
  and Employee-Participants

We have audited the financial statements of the Plexus Corp. Employee Stock Savings Plan as listed on the accompanying index. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and September 30, 1995, and the changes in net assets available for plan benefits for the three-month period ended December 31, 1995 and the year ended September 30, 1995 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Coopers & Lybrand LLP

Milwaukee, Wisconsin
April 30, 1996

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1995 and September 30, 1995


                                                                                      December         September
                                    ASSETS                                            31, 1995          30, 1995
                                                                                    -----------       -----------
 Employer Securities Fund                                                           $ 7,881,888       $ 7,786,431

 Balanced Fund                                                                        1,120,194         1,021,279

 Diversified Equity Fund                                                              1,011,455           945,735

 Principal Fund                                                                         595,052           508,925
                                                                                    -----------       -----------

             Net assets available for plan benefits                                 $10,608,589       $10,262,370
                                                                                    ===========       ===========





 The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the three-month period ended December 31, 1995 and the year ended September 30, 1995


                                                                                  Three-Month
                                                                                  Period Ended       Year Ended
                                                                                  December 31,      September 30,
                                                                                      1995               1995
 Contributions:
    Employee pre-tax                                                               $   353,772        $ 1,187,497
    Employer                                                                           190,209            644,443
                                                                                   -----------        -----------
                                                                                       543,981          1,831,940

 Net appreciation in fair value of investments                                          41,495          2,916,337
 Interest income                                                                        10,132             33,316
                                                                                   -----------        -----------
                                                                                       595,608          4,781,593
                                                                                   -----------        -----------

 Withdrawal and distributions to participants                                         (249,389)          (286,941)
                                                                                   -----------        -----------

              Net increase                                                             346,219          4,494,652

 Net assets available for plan benefits:
    Beginning of period                                                             10,262,370          5,767,718
                                                                                   -----------        -----------
    End of period                                                                  $10,608,589        $10,262,370
                                                                                   ===========        ===========





 The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN:

     The following description of the Plexus Corp. Employee Stock Savings
     Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     A. GENERAL: The Plan, effective January 1, 1989, is a contributory defined contribution plan covering all employees of Plexus Corp. (the "Company") who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     B. CONTRIBUTIONS: Employee pre-tax contributions are based on voluntary written elections by the participants directing the Company to defer a stated amount from the participants' compensation. Participants may elect to defer in half percentage increments from a minimum of 1% up to 2.5% of their annual compensation as a basic contribution. In addition, participants may elect to defer up to an additional 7.5% of their annual compensation as a supplemental contribution. The Company will make a matching contribution on behalf of a participant equal to 100% of the basic contribution. All Company matching contributions are allocated to the Employer Securities Fund. There is no Company matching of the supplemental contribution. Contributions are limited by Section 401(k) of the Internal Revenue Code.

        The Plan allows participants to elect the investment vehicle for their contributions from among several investment options. Investment options consist of an Employer Securities Fund, a Balanced Fund, a Principal Fund, and a Diversified Equity Fund, or any combination of the four, maintained by the Associated Bank, N.A. (the "Trustee"). The Employer Securities Fund invests primarily in the common stock of the Company. The Balanced Fund invests primarily in a combination of equity, fixed income and money market securities (or similar investments), with the objective of producing consistent long-term growth. The Principal Fund invests primarily in guaranteed investment contracts, commercial paper, and other money market securities (or similar investments), with the objective of providing safety of principal while generating interest income. The Diversified Equity Fund invests in a diversified portfolio of common stocks with the goal of producing a high total return from a combination of stock price appreciation and cash dividends. For all four funds, there is no guarantee as to future returns nor is there a guarantee against loss of principal.

     C. PARTICIPANT ACCOUNTS AND ALLOCATIONS: Each participant's account is credited with the participant's contribution and allocations of Company contributions and Fund investment earnings. Allocations are based on participant account balances in relation to total Fund account balances, as defined by the Plan document. Participants in the Employer Securities Fund are allocated an undivided interest in the shares held by the Fund. At December 31, 1995 and September 30, 1995, the Employer Securities Fund held 465,577 and 462,679 shares of Plexus Corp. common stock valued at $16.625 and $16.625 per share, respectively.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   DESCRIPTION OF PLAN, CONTINUED:

     D. VESTING AND DISTRIBUTIONS: Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or annual installments (period not to exceed the period permitted under Section 401(a)(9) of the code) of cash or in whole shares of Company securities as elected by the participant upon a participant's retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. Participants with account balances exceeding $3,500 as of the distribution determination date may elect to defer distribution until the participant's attainment of age 65 or termination of employment, whichever is later. In any event, participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

     E. PLAN TERMINATION: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of the participants shall be nonforfeitable.

     F. CHANGES TO THE PLAN: The Plan's fiscal year end has been changed from September 30 to December 31. Commencing January 1, 1996, Plexus
        Corp.'s Employee Stock Savings Plan will be modified. Associated Mutual Funds will be eliminated and replaced with eight mutual funds maintained by Riggs National Bank of Washington, D.C., the new trustee. The new administrator of the Plan will be Godwins, Brooke & Dickenson of Winston-Salem, NC. The new investment advisor will be Robert W. Baird & Co. of Milwaukee, WI. In addition, participants will be allowed to invest up to 15% of their income in increments of 5%. Participants will be allowed to transfer among all of the funds on a daily basis (except Plexus Common Stock which is limited to one transfer per month). The Company match will remain at 2.5% and remain in Plexus Common Stock.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

2.   SUMMARY OF ACCOUNTING POLICIES:
     The significant accounting policies followed by the Plan in presenting these financial statements are as follows:

     A. INVESTMENTS: Investments in the Employer Securities Fund consist primarily of investments in Company securities which are traded on the NASDAQ exchange and are valued at the last reported sales price on the last business day preceding the valuation date. Investments in the Balanced Fund, the Principal Fund, and the Diversified Equity Fund consist of units of participation, representing an interest in the underlying assets of certain commingled trust funds maintained by the Trustee, rather than ownership of specific assets. The value of a unit of participation is the total value of the respective fund divided by the number of units outstanding. The trusts' investments in securities traded on a national securities exchange are valued at the last reported sales price. Obligations of U.S. Government securities and securities traded on the over-the-counter market are valued at the mean between bid and asked prices. Other securities are stated at fair market value as determined from independent sources. Money market funds held by the trusts are valued at cost which approximates fair value. The market value of all non-money market funds is determined on a monthly basis. Money market funds are valued on a daily basis.

        Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     B. INTEREST INCOME: Interest income from securities is recorded as earned on an accrual basis.

     C. ADMINISTRATIVE EXPENSES: Expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   INVESTMENTS AND FUND ACTIVITY:
     The current value of investments and other assets in each fund at December 31, 1995 and September 30, 1995 are summarized as follows:

                                                                                  December 31, 1995
                                                           ------------------------------------------------------------------
                                                           Employer
                                                           Securities    Balanced      Diversified   Principal
                                                             Fund          Fund        Equity Fund     Fund         Total
                                                           ------------------------------------------------------------------
      Plexus Corp. Common Stock                            $7,740,218    $    -        $    -        $   -        $ 7,740,218
      Associated Bank, N.A. Retirement and Pension
          Cash Investment Fund                                  8,824     1,087,762       970,259     579,630       2,646,475
                                                           ----------    ----------    ----------    --------     -----------
            Total investments                               7,749,042     1,087,762       970,259     579,630      10,386,693

      Contributions receivable:
        Employer                                               75,089         -             -            -             75,089
        Employee                                               55,878        31,160        39,534      14,227         140,799
      Accrued interest income                                     174           643           515       2,872           4,204
      Transfers requested                                         561           633           804      (1,998)          -
      Other                                                     1,144            (4)          343         321           1,804
                                                           ----------    ----------    ----------    --------     -----------
            Net assets available for plan benefits         $7,881,888    $1,120,194    $1,011,455    $595,052     $10,608,589
                                                           ==========    ==========    ==========    ========     ===========


                                                                                   September 30, 1995
                                                           ------------------------------------------------------------------
                                                           Employer
                                                           Securities    Balanced      Diversified   Principal
                                                             Fund          Fund        Equity Fund     Fund         Total
                                                           ----------    ----------    ----------    --------     -----------
      Plexus Corp. Common Stock                            $7,692,038    $    -        $    -        $   -        $ 7,692,038
      Associated Pension and Profit Sharing
          Intermediate Term Bond Fund                            -           382,892        -            -            382,892
      Associated Pension and Profit Sharing Capital
          Appreciation Fund                                      -           60,425        91,589        -            152,014
      Associated Bank, N.A. Retirement and Pension Cash
          Investment Fund                                      35,437        43,263         3,530     452,964         535,194
      Associated Pension and Profit Sharing Equity Income
          Fund                                                   -           82,479       140,644        -            223,123
      Associated Pension and Profit Sharing Regional
          Bank Fund                                              -           59,897        90,797        -            150,694
      Associated Pension and Profit Sharing Common
          Stock Fund                                             -          277,234       429,564        -            706,798
      Associated Pension and Profit Sharing Foreign Equity
          Fund                                                   -          101,026       165,381        -            266,407
                                                           ----------    ----------    ----------    --------     -----------
              Total investments                             7,727,475     1,007,216       921,505     452,964      10,109,160

      Contributions receivable:
        Employer                                               52,359         -             -            -             52,359
        Employee                                               38,298        22,154        27,108      10,118          97,678
      Accrued interest income                                     162           223            34       2,149           2,568
      Transfers requested                                     (32,469)       (8,280)       (2,895)     43,644           -
      Other                                                       606         (34)            (17)         50             605
          Net assets available for plan benefits           $7,786,431    $1,021,279    $  945,735    $508,925     $10,262,370
                                                           ==========    ==========    ==========    ========     ===========

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   INVESTMENTS AND FUND ACTIVITY, CONTINUED:
     A summary of the activity in each of the funds for the three-month period ended December 31, 1995 and the year ended September 30, 1995, follows:

                                                                    Three-Month Period  Ended December 31, 1995
                                                        ---------------------------------------------------------------------
                                                         Employer
                                                        Securities      Balanced      Diversified    Principal
                                                           Fund           Fund        Equity Fund      Fund          Total
                                                        ----------     ----------     ----------     ---------     ----------
      Additions:
        Contributions:
          Employer                                      $  190,209     $   -          $    -         $   -         $   190,209
          Employee                                         138,437         79,514         99,470        36,351         353,772
        Interest income                                        422          1,148            737         7,824          10,132
        Net appreciation/(depreciation) of investments     (27,594)        36,775         32,315         -              41,495
                                                        ----------     ----------     ----------     ---------     -----------
                                                           301,474        117,437        132,522        44,175         595,608
      Deductions:
        Withdrawal and distributions to participants       100,748         22,247         49,507        76,887         249,389
        Transfers                                          105,269         (3,725)        17,295      (118,839)          -
                                                        ----------     ----------     ----------     ---------     -----------
              Net increase                                  95,457         98,915         65,720        86,127         346,219

      Assets available for benefits:
        Beginning of year                                7,786,431      1,021,279        945,735       508,925      10,262,370

        End of year                                     $7,881,888     $1,120,194     $1,011,455     $ 595,052     $10,608,589
                                                        ==========     ==========     ==========     =========     ===========

                                                                         Year Ended September 30, 1995
                                                        ---------------------------------------------------------------------
                                                         Employer
                                                        Securities      Balanced      Diversified    Principal
                                                           Fund           Fund        Equity Fund      Fund          Total
                                                        ----------     ----------     ----------     ---------     -----------
      Additions:
        Contributions:
          Employer                                      $  644,443     $   -          $    -         $   -         $   644,443
          Employee                                         485,663        261,165        318,868       121,801       1,187,497
        Interest income                                      8,142          1,750            481        22,944          33,316
        Net appreciation of investments                  2,601,126        152,865        162,347           -         2,916,337
                                                        ----------     ----------     ----------     ---------     -----------
                                                         3,739,374        415,781        481,694       144,745       4,781,594

      Deductions:
        Withdrawal and distributions to participants       186,171         29,290         25,600        45,881         286,942
        Transfers                                           15,034         28,245         23,140       (66,419)          -
                                                        ----------     ----------     ----------     ---------     -----------

              Net increase (decrease)                    3,538,169        358,246        432,954       (20,538)      4,494,652

      Assets available for benefits:
        Beginning of year                                4,248,262        663,033        512,781       343,642       5,767,718
                                                        ----------     ----------     ----------     ---------     -----------
        End of year                                     $7,786,431     $1,021,279     $  945,735     $ 508,925     $10,262,370
                                                        ==========     ==========     ==========     =========     ===========

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

4.   TAX STATUS:

     The United States Treasury Department advised the Plan on May 15, 1990 that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a).

     The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

     Participants will not be subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

FORM 5500, ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES December 31, 1995



      Column A                 Column B                    Column C                  Column D        Column E
---------------------    ---------------------    ---------------------------       ----------     -----------
                           Identity of Issuer,
     Identity of           Borrower, Lessor                                                          Current
   Party Involved          or Similar Party        Description of Investment           Cost           Value
---------------------    ---------------------    ---------------------------       ----------     -----------
                         Plexus Corp.             Common stock                      $4,159,782     $ 7,740,218
Associated Bank, N.A.    Associated Bank, N.A.    Retirement and Pension Cash
                                                  Investment Fund                    2,646,475       2,646,475
                                                                                    ----------     -----------
                                                                                    $6,806,257     $10,386,693
                                                                                    ==========     ===========



* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) of ERISA.

See Report of Independent Accountants.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

FORM 5500, ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS for the three-month period ended December 31, 1995


      Column A               Column B             Column C              Column D           Column G      Column I
---------------------   --------------------   ------------------     ---------------      --------     ---------
    Identity of                                   Purchase              Selling             Cost of
  Party Involved        Description of Asset       Price                 Price               Asset         Gain
---------------------   --------------------   ------------------     ---------------      --------     ---------
Associated Bank, N.A.   Retirement and
                        Pension Cash
                        Investment Fund        $2,741,552     (32)    $630,271    (37)     $630,271     $    -


NOTES:

(A)  Columns E and F are omitted as they are not applicable.
(B)  Column H is omitted as such amounts are the same as Column D.
(C) Figures in parentheses indicate number of individual transactions in total series.




 See Report of Independent Accountants.

                        [COOPERS & LYBRAND LETTERHEAD]



CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Plexus Corp. on Form S-8 (File No. 33-23490) of our report dated December 15, 1995 on our audits of the financial statements and supplemental schedules of the Plexus Corp. Employee Stock Savings Plan as of December 31, 1995 and September 30, 1995, and for the three-month period ended December 31, 1995 and the years ended September 30, 1995 and 1994, which report is included in this Annual Report on Form 11-K.



                                        Coopers & Lybrand L.L.P.

                                        COOPERS & LYBRAND L.L.P.
Milwaukee, Wisconsin
May 13, 1996

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          PLEXUS CORP.
                                           EMPLOYEE STOCK SAVINGS PLAN



Date:  May 19, 1996                       /s/ Joseph D. Kaufman
                                          -------------------------------------
                                          Joseph D. Kaufman
                                           Employee Stock Savings Plan Fiduciary
                                           Committee Member